EXHIBIT 17.2

Grant Swartzwelder

P.O. Box 141747

Irving, TX 75062

January 7, 2018

Mr. Lonnie Lowery

Corporate Secretary

Panhandle Oil and Gas, Inc.

5400 North Grand Blvd., Suite 300

Oklahoma City, OK 73112

Mr. Lowery:

Per instructions provided by Panhandle’s legal counsel, I am unfortunately required to provide this letter in response to the proposed Form 8-K being submitted by Panhandle.  It is sad that after my 15 years of service to the Panhandle that our relationship has come to this.  For some reason, the Company has opted to mis-represent my resignation.  I do not fully understand their need or desire to do this and do not agree with how it is being characterized.

Clearly, during the last segment of my service on the board, I did not agree with how governance decisions were made.  This includes the attempted and actual circumvention of the committee structure, responsibilities and duties.  Unable to improve this situation, my continuing as a board member was fruitless and I, therefore, resigned.

This whole situation could have been handled so much better by simply following established governance processes and with upfront and honest communication.  My wish is that this will become more the case going forward.

My lengthy service to Panhandle and my significant stock ownership position illustrate my desire to see Panhandle flourish.  This continues to be my hope.

/s/ Grant Swartzwelder

Grant Swartzwelder